Exhibit 99.4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
CONNECTED TRANSACTION

ACQUISITION OF FURTHER INTEREST IN A SUBSIDIARY

On 19th October, 2004, Beston, a wholly owned subsidiary of the Company, entered into the Share Transfer Agreement with Madam Chen in relation to the acquisition of a 49% interest in Ningbo Yuming from Madam Chen for a consideration of RMB10 million (equivalent to approximately HK$9.4 million).

Madam Chen, being the holder of a 49% interest in Ningbo Yuming, a subsidiary of the Company, is a connected person of the Company within the meaning of the Listing Rules.

Accordingly, the Share Transfer Agreement and the Transfer contemplated therein constitutes a connected transaction for the Company under Rule 14A.32 of the Listing Rules and is subject to the reporting and announcement requirements in Chapter 14A of the Listing Rules.

The Share Transfer Agreement

The following is a summary of the principal terms of the Share Transfer Agreement:

Date:	19th October, 2004

Parties:	(1) Madam Chen, a connected person of the Company within the meaning of the Listing Rules, as the seller; and (2) Beston, a wholly owned subsidiary of the Company, as the purchaser.

Subject matter:	49% interest in Ningbo Yuming.

Consideration:	The consideration for the acquisition of the 49% interest in Ningbo Yuming is RMB10 million (equivalent to approximately HK$9.4 million). The consideration was determined after arm’s length negotiations by reference to the unaudited net asset value of Ningbo Yuming in the amount of RMB34,329,200 as at 31st August, 2004 (equivalent to approximately HK$32.4 million) taking into account that the 49% interest represented a minority stake in Ningbo Yuming, a company controlled by the Company.

The consideration will be paid by Beston to Madam Chen in one lump sum on or before 30th November, 2004 provided that in the event the Transfer is not approved by the relevant authorities within 15 days of the payment, Madam Chen shall repay the consideration to Beston without interest within 7 days upon receipt of a written notice from Beston. The consideration will be funded by internal resources of the Group and no deposit has been paid by Beston upon the signing of the Share Transfer Agreement.

Completion:	The Transfer is subject to the approval by the relevant authorities in the PRC. Completion of the Transfer will occur upon approval of the Transfer by the PRC authorities.

Ningbo Yuming is a wholly foreign-owned joint venture established in the PRC on 14th August, 1993. Since the establishment of Ningbo Yuming, Beston has been interested in 51% of its registered capital. Beston has contributed to US$1,275,000 (equivalent to approximately HK$9.9 million) of the registered capital of Ningbo Yuming, in proportion to its equity interest, which was funded by internal resources of the Company. Beston has no current capital commitment towards Ningbo Yuming. As at the date of this announcement, the equity interest of Ningbo Yuming is owned as to 51% by Beston and as to 49% by Madam Chen as at the date of this announcement. Upon completion of the Transfer contemplated under the Share Transfer Agreement, Ningbo Yuming will become a wholly owned subsidiary of the Company. The registered capital of Ningbo Yuming is US$2,500,000 (equivalent to approximately HK$19,500,000). The term of Ningbo Yuming is 50 years from 14th August, 1993. The board of directors of Ningbo Yuming currently comprises seven directors, of which three directors were nominated by Madam Chen. The three directors nominated by Madam Chen, including Madam Chen, will be replaced upon completion of the Transfer.

The principal activities of Ningbo Yuming are the manufacture and sale of automotive component parts in the PRC. Madam Chen became the holder of the 49% interest in Ningbo Yuming on 2nd April 2002. To the best knowledge of the Directors, the 49% interest in Ningbo Yuming was acquired by Madam Chen from the previous 49% shareholder at a consideration of US$1,225,000 (equivalent to approximately HK$9.56 million).

The net asset value of Ningbo Yuming audited in accordance with PRC accounting standards for the two years ended 31st December, 2003 were approximately RMB126 million and RMB77.2 million, respectively.

The net profits (both before and after taxation and extraordinary items) of Ningbo Yuming audited in accordance with PRC accounting standards, for the two years ended 31st December, 2003 were:

	For the year ended	For the year ended
	31st December, 2002	31st December, 2003
	RMB	RMB
Net profits before taxation and extraordinary items	58,623,760.6	55,948,529.9
Net profits after taxation and extraordinary items	48,803,691.4	46,235,579.2

Reasons for the Transfer

The Group is engaged in the manufacture and sale of automobiles, including minibuses, sedans and automotive components, in the PRC.

Ningbo Yuming is engaged in the manufacture and sale of automotive components in the PRC and is one of the suppliers of automotive components to the Group. The production plant of Ningbo Yuming is located at Ningbo City, the PRC employing approximately 180 workers. As an automobile manufacturer, it is important to ensure that the automotive components used are of a high quality. As Ningbo Yuming will become a wholly owned subsidiary of the Company upon completion of the Transfer, the Company will be able to exercise complete control over the production procedure and the quality of its products. The Directors believe that the capacity of the Group to have a stable supply of high quality automotive components will reinforce and consolidate the Group’s position as a leading minibus manufacturer and further strengthen its competitive position in the sedan market of the PRC.

The Directors (including the independent non-executive Directors) are of the view that the Share Transfer Agreement is on normal commercial terms and its terms are fair and reasonable and in the interests of the shareholders of the Company as a whole.

General

As Madam Chen is a connected person of the Company within the meaning of the Listing Rules, the Share Transfer Agreement and the Transfer contemplated thereunder constitutes a connected transaction for the Company under Rule 14A.32 of the Listing Rules and is subject to the reporting and announcement requirements in Chapter 14A of the Listing Rules.

Definitions

In the announcement, unless the context requires otherwise, terms used herein shall have the following meanings:

“Beston”	Beston Asia Investment Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company;
“Board”	the board of Directors;
“Madam Chen”	Madam Chen Qiuling, the holder of a 49% interest in Ningbo Yuming and a connected person of the Company within the meaning of the Listing Rules;
“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange Inc.;
“Director(s)”	the director(s) of the Company;
“Group”	the Company and its subsidiaries;
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;
“Ningbo Yuming”	Ningbo Yuming Machinery Industrial Co., Ltd., a wholly foreign-owned joint venture established in the PRC and a 51%-owned subsidiary of the Company;
“PRC”	The People’s Republic of China which, for the sole purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;
“Share Transfer Agreement”	the share transfer agreement dated 19th October, 2004 entered into between Madam Chen as the seller and Beston as the purchaser, in relation to the sale and purchase of a 49% interest in Ningbo Yuming, as more particularly described in the paragraph headed “The Share Transfer Agreement” in this announcement;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Transfer”	the transfer of a 49% interest in Ningbo Yuming by Madam Chen to Beston pursuant to the Share Transfer Agreement;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;
“RMB”	Renminbi, the lawful currency of the PRC; and
“US$”	United States dollars, the lawful currency of the United States of America.

* for identification purposes only

For the purpose of this announcement, HK$1.00 is taken to be equal to RMB1.06; and US$1.00 is taken to be equal to HK$7.80.

As at the date of this announcement, the Board comprises:

Executive Directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman)
Mr. Hong Xing (Vice Chairman)
Mr. Su Qiang (also known as Mr. So Keung)
Mr. He Tao (also known as Mr. Ho To)
Mr. Yang Mao Zeng

Non-executive Directors:
Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive Directors:
Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 19th October, 2004